Contact

www.linkedin.com/in/ghaydarov
(LinkedIn)

Top Skills

Ruby on Rails
Web Services
Linux

Languages

Turkmen (Native or Bilingual)
English (Full Professional)
Turkish (Full Professional)
Russian (Limited Working)

Gurban Haydarov

Founder of Tidbe, a website builder
New York, New York, United States

Summary

With over 15 years of hands-on experience in software development and IT, I bring a versatile skill set to the table. My expertise spans across a spectrum of technologies including Ruby, Ruby on Rails, JavaScript, CSS, HTML, React, Vue.js, and more. I thrive in dynamic environments, particularly startups, where my knack for problem-solving and passion for innovation can truly shine.

Throughout my career, I've honed my skills not only in coding but also in DevOps practices, Docker, and cloud solutions, ensuring robust and scalable architectures. My proficiency in building and managing APIs, as well as integrating third-party solutions, has consistently contributed to the success of projects I've been involved in.

Moreover, I take pride in my ability to mentor and lead teams, fostering a collaborative environment where everyone can thrive. Whether it's guiding junior developers or collaborating with cross-functional teams, I believe in the power of knowledge sharing and continuous learning.

My commitment to quality extends beyond just writing code; I place a strong emphasis on testing and research, ensuring that the solutions I deliver are not only functional but also reliable and future-proof.

In summary, I am a seasoned professional with a passion for technology and a proven track record of delivering results. I am eager to leverage my skills and experience to contribute to exciting projects and drive meaningful impact.

Experience

Tidbe
Founder
January 2024 - Present (11 months)

New York, United States

A website builder—helping small businesses create websites ridiculously easy, fast, and affordable

Aviaplex
Full Stack Developer
January 2017 - October 2024 (7 years 10 months)
Greater New York City Area

- Plan, lead, communicate and build web apps for clients
- Use docker extensively for local development and production deployment
- Build bridge between Native and Rails app for a Hybrid app solution
- Work on POS to implement payment and printing functionalities
- Use Stripe and PayPal payment APIs
- Build apis to communicate between client's legacy systems.
- Build custom server setups and deployment scripts to automate deployment
- Work on PHP/WordPress to communicate with Rails app
- Use AWS S3, DO Spaces APIs to store and manage assets
- Develop front-end using React, VueJS and StimulusJS
- Mentor apprentice developers on coding, design, development, code reviews, and project management
- Interview job applicants to determine their technical and soft skills

Power Home Remodeling
Software Developer
November 2018 - March 2024 (5 years 5 months)
Greater Philadelphia Area

- Work on monolithic Rails app with over 30 engines in it
- Develop React app from the ground up as a solution for in-house estimate and sales process
- Use GraphQL for fetching data from server
- Mentor Junior/Apprentice developers
- Ensure code quality through code reviews
- Write tests for back-end and front-end using Rspec and Mocha
- Work with iOS camera and photo library API to implement the functionality on Hybrid iPad app
- Make use of LocalStorage and IndexedDB api to store fetched data from the server
- Use Resque for background jobs
- Attend, lead planning, refinement meetings
- Communicate with team and cross team to ensure work gets done

- Participate actively in meetings such as refinement, post mortem or emergency
- Debug iOS apps on Xcode both on simulator and iPad, find bugs and coordinate fix
- Work within multiple Rails environments
- Use New Relic and Sentry to debug and analyze app data and code
- Use Eslint and Rubocop to improve code standards and productivity

Asman Oky
Project Manager/Developer
October 2015 - January 2017 (1 year 4 months)
Ashgabat, Turkmenistan

- Plan, deliver software platform used by government organizations
- Survey, research requirements of projects, and build tentative backlog to be worked on
- Oversee integration of CDN technologies to live-stream Olympic events to massive audience
- Ensure security featured are strictly implemented to sensitive government web applications

LLTV Learning Platform
Full Stack Developer
February 2016 - December 2016 (11 months)
Remote, NYC

- Ensure security and encryption of videos for protection against downloads with AES256 encryption for paid online learning platform
- Use Amazon Elastic Transcoder, S3, Cloudfront and EC2 services extensively to implement reliable solution
- Research/Spike on learning platforms existed to date
- Develop platform back-end with Rails, apply performance tests and improvements
- Work with team to plan, meet deadlines and deploy on weekly bases
- Setup custom Ubuntu server, write custom scripts to automate the deployment with Capistrano
- Use Git/GitHub to document and keep track all changes

New York City Health and Hospitals Corporation
Web Consultant
April 2014 - October 2015 (1 year 7 months)
New York

- Design, build and maintain Rails/Ember app to automate website updates for large static government website
- Attend planning, stand-ups, come up with ideas to improve organization website
- Maintain high traffic organization public website

Touro College
Adjunct Professor
January 2015 - September 2015 (9 months)
New York

- Teach advanced programming concepts to undergraduate using Javascript Language
- Train students by practicing and solving coding problems in pairs

DRASON PROCUREMENT
Web Developer
February 2013 - April 2014 (1 year 3 months)
Greater New York City Area

- Develop a procurement web app using Rails for serving clients overseas
- Design, build, and maintain company website.

IGM Creative Group
Contract Lead Web developer
April 2011 - January 2013 (1 year 10 months)
Lincoln Park, NJ

- Develop websites using WordPress, Ruby on Rails, PHP
- Customize WordPress plugins
- Implement UI designs for web using HTML/CSS/JS
- Work with Project manager, UI designer to refine, estimate, and complete projects
- Collaborate with development team throughout all phases of projects
- Join meetings with end client to discuss technical aspects

Lotus Media Productions
Front-end Developer
June 2009 - March 2011 (1 year 10 months)
Carlstadt NJ

- Develop mobile friendly web interfaces
- Develop client website per requirements to introduce new features and content.
- Configure and deploy websites to server

- Develop and test for cross browser compatibility
- Customize plugins to meet the client needs
- Meet clients to talk about requirements

Education

Touro College
Master's degree, Web Development · (2010 - 2012)

Code Academy, Starter League
Coding Bootcamp, Ruby, Rails, Javascript · (2012 - 2012)

International Turkmen Turkish University
Bachelor's degree · (2003 - 2007)